Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(Unaudited)

	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Earnings:
Income (loss) before income taxes and non-controlling interests	$(446.0)	$(264.7)	$(127.9)	$(54.7)	$(177.3)
Fixed charges	162.2	189.3	191.1	170.2	197.3

Earnings adjusted for fixed charges	$(283.8)	$(75.4)	$63.2	$115.5	$20.0

Fixed charges:
Interest expense (note no interest capitalized)	$157.4	$185.0	$186.7	$165.7	$191.8
Portion of rent expense representative of interest (1)	4.8	4.3	4.4	4.5	5.5

Total fixed charges	$162.2	$189.3	$191.1	$170.2	$197.3

Ratio of earnings to fixed charges (2)	—	—	—	—	—

(1)	One third of rent expense is deemed to be representative of interest.
(2)	Our earnings were insufficient to cover fixed charges by $446.0 million, $264.7 million, $127.9 million, $54.7 million and $177.3 million for the years ended December 31, 2006, 2007, 2008, 2009 and 2010, respectively.